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                                         Filed by eBay Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                  Subject Company:  PayPal, Inc.
                                                   Commission File No: 000-49603


This filing relates to a proposed merger between eBay Inc. (the "Company") and PayPal, Inc. ("PayPal") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 7, 2002, among PayPal, the Company and Vaquita Acquisition Corp.

     On July 8, 2002, the Company and PayPal held a conference call relating to the proposed merger described above, which was also made available for replay via webcast. The following is a transcript of the conference call.

TELECONFERENCE HOST INTRODUCTION

Ladies and gentlemen, thank you for standing by. Welcome to the conference call regarding eBay's announcement of its agreement to acquire PayPal. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. At that time, if you have a question you will need to press one followed by four on your touch-tone phone. As a reminder, this conference is being recorded on Monday, July 8, 2002. I would now like to turn the conference over to Mr. Mark Rubash, Vice President of Finance for eBay. Please go ahead, sir.



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MARK RUBASH - INTRO AND LEGAL DISCLOSURE

Good morning. Thank you and welcome to today's conference call on eBay's announced acquisition of PayPal. Joining me are Meg Whitman, eBay's President and CEO, Peter Thiel, PayPal's Founder and CEO, and Rajiv Dutta, eBay's Chief Financial Officer.

Before we begin, I would like to address some housekeeping issues. The press release announcing the acquisition was sent out via Business Wire today at 4:30 am Pacific Time. You can also find the announcement in the press information area of the eBay and PayPal web sites.

This conference call is being broadcast on the Internet and is available through the investor relations section of the eBay web site.

I would like to remind you that during the course of this conference call, management may make forward looking statements regarding matters that involve risk and uncertainty. Our actual financial results and specific events and transactions could differ materially from those discussed during this conference.

These risks include, but are not limited to: the receipt and timing of regulatory approvals for the transaction, the possibility that the transaction will not close, the reaction of the users of each service to the transaction, the future growth of the PayPal service, the individual risks facing each business

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and the possibility that integration following closing will prove more difficult than expected.

More information about potential factors which could affect either company's business and financial results is included in each company's Annual Report on Form 10-K for the year ended December 31, 2001, and each company's quarterly reports on Form 10-Q, and other periodic filings and prospectuses.

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transactions referenced in this conference call, when they become available, because they will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by eBay. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by eBay and PayPal with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement/prospectus and eBay's other filings with the Commission may also be obtained by directing a request to investorrelations@ebay.com. Free copies of PayPal's filings may be obtained by directing a request to investorrelations@paypal.com.

We will begin today's call with Meg and an overview of today's announcement, then Peter will provide an overview of the PayPal business. Rajiv will then provide greater detail on the financial aspects of the transaction. Following Rajiv's discussion, we will be happy to answer your questions.




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Now over to Meg.

MEG WHITMAN - ANNOUNCEMENT OVERVIEW

Thanks, Mark.

Welcome, everyone, to today's conference call, and thank you for joining us on such short notice.

As we announced half an hour ago, eBay has signed an agreement to acquire PayPal, the most popular online payment service. We are very excited about the agreement because it brings together two companies in a way that will benefit our users and expand the platforms. eBay will acquire 100% of PayPal's outstanding shares in a stock-for-stock transaction valued at approximately $1.5 billion.

There are four primary reasons why the acquisition is the right move for both companies.

First, we should be able to provide a significantly improved customer experience for both buyers and sellers; second, it combines the core competencies of both companies in a natural and complementary way; third, it should strengthen both businesses; and finally, it will create value for shareholders.

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First and foremost, the acquisition is about improving the eBay user experience.
In short, the combination will ensure that the customer experience will become easier, safer and faster. Let me highlight a few examples:

-- Closely integrating PayPal into eBay's platform will make it easier for sellers by making listing with Paypal much more intuitive. Additionally, paying for an item will become much simpler for buyers.

-- By sharing information and the unique expertise each company has developed in fighting fraud will allow us to increase trust and safety on the site for everyone.

-- And finally, we know when our customers use Paypal, sellers get paid faster and buyers get their goods faster - leading to increased transaction satisfaction.

Improving the user experience is an ongoing goal at eBay. Our users have been asking for deeper integration of PayPal for some time, and it was one of the themes we heard again two weeks ago at eBay Live. We believe the majority of our community will be very happy with today's announcement.

Second, eBay and PayPal have complementary core competencies - we both take unique advantage of the Internet to enable online trade. We also share overlapping user communities. Approximately 60% of PayPal's gross payment volume comes from eBay transactions. The acquisition will turn this interdependence into a strength for both companies. Additionally, both



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companies have built defining brands. Also, eBay brings some unique skills in technology, specifically, in scaling large transactional trading platforms, while Paypal will contribute a unique fraud management toolset.

Third, the acquisition also strengthens both businesses. For eBay, this transaction should increase the penetration of electronic payments on our platform, thereby increasing the velocity of trade. Also, this transaction gives eBay the ability to participate in a larger share of online commerce. Part of PayPal's business takes place outside of eBay. Interestingly, many of these transactions relate to the same types of products that sell on eBay every day from the same target sellers. Not only will we benefit from this additional source of revenue, but we will also have an entree to market eBay as a full-service e-commerce platform to these merchants. In the end, we believe eBay will become an increasingly important service provider to sellers of all types and sizes.

For Paypal, this transaction should result in more new users and increased penetration of eBay listings and GMS. It should also accelerate their international expansion plans.

Both companies should see benefits from cost structure efficiencies and improved fraud management.

Finally, the acquisition makes sense for our shareholders. The combined networks will accelerate our vision of an efficient global trading platform. As Rajiv will discuss in a moment, this is an accretive transaction that we



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believe will provide superior return on investment for our shareholders and will be additive to eBay's 2005 revenue goal of $3 billion.

In short, with our expertise in building a vibrant and abundant marketplace and Paypal's expertise in online payments, we can accelerate our vision of creating the world's most efficient online marketplace.

I'd like to take a moment to welcome everyone at PayPal to the eBay family. Together, PayPal and eBay will make a great team.

Now I'll turn it over to Peter.



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PETER THIEL  - PAYPAL OVERVIEW

Thanks, Meg.

PayPal and eBay have a lot in common. Just as eBay makes online trade possible through its platform, PayPal makes e-commerce run more smoothly with its payment network. We enable any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Our network builds on the existing financial infrastructure of bank accounts and credit cards to create a global payment system.

PayPal is a very cost-effective way for individuals or small businesses to receive payment electronically, by whatever payment method their customers choose -- credit card, checking account, or stored value account. Particularly for lower-volume sellers or small businesses, the fees for accepting credit card payments can be prohibitively expensive. In contrast, PayPal's average fee per payment of just over 3%, combined with no set-up or maintenance fees, makes PayPal very attractive to these sellers.

The business model works. At the end of Q1, PayPal had more than 15.4 million accounts, including more than 3.2 million business accounts, which pay transaction fees to receive payments. In the first quarter of this year we reported revenues of $48.8 million, resulting from strong growth in payment volume.

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That payment volume, by the way, comes from two sources: eBay and non-auction payments. Our eBay market, which represented 61% of total payment volume in the first quarter, consists of payments made at online trading sites, primarily eBay. The non-auction payment volume, which was 39% of payment volume in Q1, comes primarily from fixed-price e-commerce and offline services. We have seen tremendous growth in both businesses - 100% growth in auction payments year-on-year as of the first quarter of 2002 and 188% growth in non-auction payments during the same period.

As a result, PayPal became GAAP profitable in the first quarter of this year, earning $1.2 million in net income or $0.02 per diluted share on a GAAP basis. PayPal's pro forma after-tax net income for that quarter, which excludes non-cash expenses related to stock-based compensation and the amortization of intangibles, amounted to $4.3 million, or $0.07 per diluted share.

There is no question that this transaction will provide PayPal with new opportunities for growth. Like eBay, PayPal has built a strong business by focusing relentlessly on the user experience and making our service as simple to use as possible. As part of eBay, we will be able to make using PayPal even simpler for our largest audience: eBay users. And remember, more than 25 million of them do not yet use PayPal.

Let me give you an idea of how important the user experience is to our business. Today, if you want to use PayPal to purchase an item on eBay it can be a bit challenging because it is not integrated into eBay's platform.


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This means that there are a number of extra steps in searching, tracking and paying for buyers that take time and effort.

With integration, this process would become extremely streamlined. Users would be able to easily find listings that take PayPal, and pay by clicking a single button. Immediate payment means faster feedback and shipping, and the entire transaction becomes more efficient, more convenient and more compelling. And by combining expertise in fighting fraud, PayPal and eBay will also make trading safer.

Teaming up with eBay also means we automatically have access to eBay's international community of users, which represents additional opportunity for PayPal in the long-term. Although online payment penetration is relatively low in most countries, PayPal is already seeing good traction outside of the US and is now available in 38 countries around the world.

We believe integration with eBay will also accelerate growth off the eBay platform. Increasing PayPal penetration of eBay's user base means that potentially 46 million Internet shoppers will have PayPal accounts that allow them to buy goods and services anywhere on the Internet. They can use earnings from eBay to buy on thousands of websites that accept PayPal, or even offline using a PayPal debit card. In turn, all these shoppers will foster even faster merchant adoption of PayPal payments. This ever-expanding financial network is what PayPal is all about.

In addition, the acquisition brings together two strong and complementary brands. Like eBay, PayPal has an extraordinary degree of customer loyalty


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among its users. This relationship has been built by providing them with a friendly, trustworthy and convenient payment service. We know that eBay's users feel the same degree of emotion about eBay, as we experienced two weeks ago at eBay Live.

It is very clear to us that working together, PayPal and eBay can each help the other expand.

Now, I'd like to turn it over to Rajiv.


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RAJIV DUTTA - FINANCES

Thanks, Peter.

As Meg and Peter have both outlined, this is an outstanding deal for both companies. The combination furthers the strategic vision of each company building off a shared community of users with a common vision to enable online commerce. Just as important, the acquisition of PayPal for approximately 8.1% of eBay, also makes very sound financial sense and has the opportunity to create significant long-term shareholder value. As Meg has already mentioned, we believe that this acquisition will be immediately accretive to eBay's pro-forma earnings per share and offers significant synergies that will benefit eBay for the long-term.

In addition to a shared vision and a shared customer base, the companies also have very complementary business models:

   o Both eBay and PayPal are primarily transaction-based models built on the strengths of the eBay marketplace.

   o Both enjoy efficient customer acquisition leveraging rapidly-growing viral business models.

   o    Neither business requires inventory, warehouses or sales forces.

   o    And both businesses have intrinsically low capital requirements.

What this results in are two highly leveraged business models that generate strong operating cash flows.

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It is important to note that both companies are approaching this transaction from a position of strength:

This morning, eBay announced strong Q2 financial results with net revenues of over $266 million and net income on a GAAP basis of $54.3 million. The company also announced that pro forma earnings per share was 19 cents. These are the figures used by First Call. This compares to our previously issued guidance of revenues in the range of $260 to $265 million and pro-forma EPS of $0.17. This stronger than expected Q2 performance was once again highlighted by an accelerating US transaction business, which grew 48% year-over-year, and 148% year-over-year growth from international operations. With 83% gross margins and a pro-forma operating margin just over 30%, the business fundamentals across all vertical categories and geographies continues to be as strong as ever.

On June 12, PayPal announced that its second quarter 2002 revenues could range from $53 to $54 million and pro forma earnings per share could range from $0.08 to $0.09. Additionally, PayPal estimated that its total payment volume could range from $1.61 billion to $1.63 billion.

We will provide further details on our Q2 performance at our regularly scheduled conference call on Thursday, July 18.

Turning to the specifics of the announced transaction:

   o eBay will acquire 100% of the outstanding shares of PayPal in an all-stock purchase business combination.

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   o    A fixed exchange ratio of 0.39 eBay shares per PayPal share will be used, which at current prices translates to a transaction value of approximately $1.5 billion. In addition, we expect to incur roughly $18 million in acquisition-related costs.

   o Note that the actual transaction value could vary significantly from these estimates, depending on the actual price of eBay's stock at closing.

   o We currently expect to close the transaction around the end of calendar year 2002.

   o Once again, based on our current expectations, we believe that the acquisition of PayPal will be immediately accretive to eBay's pro-forma EPS. On a GAAP basis the company will initially incur incremental charges for stock-based compensation and amortization of intangible assets of approximately $4 million and $9 million per quarter, respectively. Accordingly, we expect the transaction to be dilutive on a GAAP reported basis.

Through this acquisition, eBay will be able to expand the range of services around e-commerce. Specifically, it means we will be able to increase the availability of the critical payment component in a way that is integrated and fundamentally easier, faster and safer for both buyers and sellers. In addition, electronic payments significantly shorten the cycle of payment and delivery, which in turn fundamentally strengthens overall transaction velocity.

In Germany for example, electronic payments are nearly universal, and it takes no more than five days from the close of an auction for buyers to remit


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payment and receive their goods. For the $7 billion of GMS that we estimate will settle with checks and money orders this year in the U.S., the payment and delivery cycle can easily take much longer.

[pause]

Let's now take a look at what this transaction will mean for eBay's business model.

In terms of net revenues, PayPal earns transaction fees based on a percent of payment volume. On a consolidated basis, eBay will report these revenues as part of its total transaction revenues. And since the amount of payments revenue in the overall mix has a significant impact on eBay's income statement, we are committed to providing sufficient information and metrics to assist you in following and understanding the health and performance of this business.

Another important consideration is that PayPal revenues will not be purely additive to eBay's revenues. As Meg mentioned, we will discontinue eBay's existing payment service over time. In addition, PayPal's gaming business will be phased out after the deal closes, in view of the uncertain legal and regulatory environment surrounding online gaming. We estimate that gaming revenues could account for about 10% to 15% of total PayPal revenues in 2003 and are a particularly profitable revenue stream. Further, as we conform PayPal revenues and expenses to eBay's presentation, a certain portion of PayPal's revenues will be reclassified from transaction revenues to advertising and end-to-end service revenues.

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That said, we believe that this acquisition has the opportunity to create significant synergies both on the revenue and profit lines. With much deeper integration, we believe that there will be an increase in the percentage of transactions that are settled using electronic payments, which in turn will lead to a higher velocity of transactions and accelerate the growth of gross merchandise sales. On the operating expense side, we believe that there are important leverage opportunities from a shared infrastructure. Further, as Billpoint users move to the PayPal service and increase adoption of direct debit and stored value transactions, eBay has the opportunity to significantly reduce the cost of revenues for payment transactions. Finally, each company will be able to learn from the other and further hone our trust and safety capabilities making the service safer and even more cost efficient than before.

We believe that these synergies, which of course, will develop over time as the two businesses are integrated have the ability to offset any reduction in revenues and profits from the phase-out of the gaming business. We believe that this strategic move will result in an even healthier revenue mix with strong growth and profitability characteristics.

As a result, we are confident that the acquisition will be additive to our 2005 revenue goal of $3 billion.

On the gross margin line, eBay and PayPal's models vary significantly. As you know, eBay's cost of revenues, which are comprised largely of site operations and customer support, are about 15-20% of net revenues, leading



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to a gross margin in the 80-85% range. If PayPal were to classify expenses consistent with eBay's presentation, PayPal's cost of net revenues would include transaction processing costs and customer support. On this basis, PayPal's gross margin in Q1 was approximately 45% by our estimates. On a combined basis, eBay's gross margin will reflect the mix of revenues between eBay's core transaction revenues, payment transaction revenues, and other revenues.

On the operating margin line, eBay once again reported pro forma operating margins of 30% in Q2. Due largely to the differences between the two companies' cost of revenues, PayPal's expected long term operating margins are estimated to be approximately 20 to 25%. On a combined basis, the company's long term operating margins will therefore be a blend of the two.

In terms of the balance sheet, both companies have businesses that are fundamentally of low capital intensity, and as such the vast majority of the company's tangible assets will continue to be in cash and investments, with a very small amount of long-term debt. This low capital intensity, along with the inherent leverage in both business models and positive returns from both companies' investments over the past several quarters, should lead to strong free cash flow generation for the combined company. In addition, we will be adding an intangible asset component of approximately $1.4 billion to the balance sheet as a result of this transaction.


We will provide more detailed guidance on our future expectations of revenue and profit closer to the completion of the acquisition.



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[pause]

In summary, we are very excited to announce this important strategic move that creates the potential to significantly accelerate the growth of both companies and create significant returns for shareholders. We look forward to updating you on our progress in the coming months.

Thank you again for joining us on such short notice. We would be happy to take your questions.

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